UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AuthenTec, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
052660 10 7
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	052660 10 7

1	NAMES OF REPORTING PERSONS Harris Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		1,881,265

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,881,265

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,881,265

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 43,886,054 shares of AuthenTec, Inc. common stock issued and outstanding, which is the sum of (a) 35,901,773 shares of common stock outstanding as of November 15, 2010, as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 15, 2010 and (b) 7,984,281 shares of common stock issued on December 22, 2010 as disclosed by AuthenTec, Inc. in its Form 8-K filed with the SEC on December 20, 2010 and its Form 8-K/A filed with the SEC on December 23, 2010.

Item 1.
(a)	Name of Issuer: AuthenTec, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
100 Rialto Place, Suite 100
Melbourne, FL 32901

Item 2.
(a)	Name of Person Filing: Harris Corporation

(b)	Address or Principal Business Office or if none, Residence:
1025 West NASA Blvd.
Melbourne, Florida 32919
(c)	Citizenship: Delaware, United States

(d)	Title of Class of Securities: Common Stock, par value $.01

(e)	CUSIP Number: 052660 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

(h)☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
        Not applicable.

Item 4.	Ownership
(a)	Amount beneficially owned: 1,881,265

(b)	Percent of class: 4.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,881,265

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,881,265

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 2, 2011

HARRIS CORPORATION
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Vice President, General Counsel and Secretary

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